Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

_______________________

________________

____________

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

(UNAUDITED)

- i -

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	3,550	5,041
Deposits	3,708	2,320
Other current assets	450	432
Inventory	376	-
Total current assets	$8,084	$7,793

Non-Current Assets:
Right of use assets, net	897	1,011
Property, plant and equipment, net	441	506
Total non-current assets	$1,338	$1,517
Total Assets	$9,422	$9,310

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	179	198
Other accounts payable	1,138	1,026
Lease liabilities	298	290
Financial liabilities at fair market value	2,009	1,470
Total current liabilities	$3,624	$2,984

Non-Current Liabilities:
Lease liabilities	455	588
Total non- current liabilities	$455	$588

Shareholders’ Equity:
Ordinary shares, no par value: Authorized 100,000,000 as of June 30, 2024 and December 31, 2023; issued and outstanding 18,438,917 shares as of June 30, 2024 and 15,652,176 shares as of December 31, 2023	-	-
Share capital and additional paid-in capital	67,104	61,259
Accumulated losses	(61,761)	(55,521)
Total Shareholders’ Equity	$5,343	$5,738
Total Liabilities and Shareholders’ Equity	$9,422	$9,310

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands)

	Six months ended June 30,	Six months ended June 30,
	2024	2023

Research and development expenses	3,270	4,022
Sales and marketing expenses	349	398
General and administrative expenses	2,182	2,089
Other expenses	5	4
Operating loss	5,806	6,513
Interest income from deposits	(83)	(191)
Finance expenses (income), net	517	(138)
Loss before tax	6,240	6,184
Taxes on income	-	-
Total comprehensive and net loss	6,240	6,184

Net loss per ordinary share, basic and diluted	(0.38)	(0.53)
Weighted average number of ordinary shares	16,628,582	11,692,017

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands)

For the six months ended June 30, 2024:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total
Balance at January 1, 2024:	15,652,176	61,259	(55,521)	5,738
Changes during the six months ended June 30, 2024:
Issuance of ordinary shares and pre-funded warrants, net	2,280,826	4,753	-	4,753
Exercise of options	19,048	2	-	2
Restricted share unit (“RSU”) vesting	441,867	-	-	-
Issuance of ordinary shares- Advisor fees	45,000	62	-	62
Share-based compensation	-	1,028	-	1,028
Comprehensive and net loss	-	-	(6,240)	(6,240)
Balance at June 30, 2024	18,438,917	67,104	(61,761)	5,343

For the six months ended June 30, 2023:

	Ordinary Share Capital
	Number of shares	Share capital and Additional Paid in Capital	Accumulated deficit	Total
Balance at January 1, 2023:	11,338,940	57,866	(44,235)	13,631
Changes during the six months ended June 30, 2023:
Share-based compensation	-	1,017	-	1,017
Restricted share unit vesting	654,359	-	-	-
Comprehensive and net loss	-	-	(6,184)	(6,184)
Balance at June 30, 2023	11,993,299	58,883	(50,419)	8,464

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six months ended June 30, 2024	Six months ended June 30, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(6,240)	(6,184)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	67	25
Increase (decrease) in other current assets	(19)	237
Increase (decrease) in trade accounts payable	(19)	(3)
Increase (decrease) in other accounts payable	112	156
Increase (decrease) in inventory	(376)	-
Share based compensation	1,028	1,017
Issuance of ordinary shares - advisor fees	62	-
Change in fair market value of financial liabilities at fair market value	539	3
Decrease (increase) in right of use assets	(5)	(40)
Prepayments of lease liabilities	(6)	(7)
Net cash used in operating activities	(4,857)	(4,796)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(2)	(199)
Change in deposits, net	(1,388)	1,538
Change in restricted deposits	1	(2)
Net cash provided by (used in) investing activities	(1,389)	1,337

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares and pre-funded warrants, net	4,753	-
Exercise of option	2	-
Net cash provided by financing activities	4,755	-

Net decrease in cash and cash equivalents and restricted cash	(1,491)	(3,459)
Cash, cash equivalents and restricted cash at the beginning of the period	5,130	6,839
Cash, cash equivalents and restricted cash at the end of the period	3,639	3,380

APPENDIX A – NON-CASH TRANSACTIONS:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Share based compensation- placement agent warrants against additional paid in capital (Note 5)	202	-

APPENDIX B - AMOUNT PAID DURING THE PERIOD:

	Six months ended June 30, 2024	Six months ended June 30, 2023
Interest paid	38	50

The accompanying notes are an integral part of the financial statements.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL:

1.	Inspira Technologies Oxy B.H.N. Ltd (formerly: Insense Medical Ltd.) (the “Company”) was incorporated in Israel and commenced its operations on February 27, 2018. The Company operates in the medical technology industry in the field of respiratory support technology. The Company is engaged in the research, development, manufacturing related and go-to-market activities of proprietary products and technologies. The Company is developing the following products:

●	The INSPIRA ART (Gen 2) (Augmented Respiratory Technology), which is a respiratory support technology targeted toward utilizing direct blood oxygenation to boost patient saturation levels within minutes while the patient is awake and spontaneously breathing. The aim is to reduce the need for invasive mechanical ventilation, with the potential to reduce risks, complications and high costs.

●	The HYLA blood sensor, which is a non-invasive optical blood sensor designed to perform real-time and continuous blood measurements, potentially minimizing the need to take actual blood samples from patients.

●	The INSPIRA ART100 Device, an advanced form of life support system better known by the medical industry as a cardiopulmonary bypass system is being designed for use in surgical procedures requiring cardiopulmonary bypass for six hours or less.

2.	The Company’s INSPIRA™ ART100 system received U.S. Food and Drug Administration 510(k) clearance for Cardiopulmonary Bypass procedures and AMAR certification for Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures. The Company’s other products, including the INSPIRA™ ART (Gen 2) and HYLA™ blood sensor, have not yet been tested or used in humans and have not been approved by any regulatory entity.

3.	On December 26, 2023, the Company entered into a purchase agreement (the “December Purchase Agreement”) with an institutional investor in a registered direct offering (the “December Offering”), pursuant to which the Company issued (i) an aggregate of 1,375,000 of the Company’s ordinary shares (the “Ordinary Shares”) at a purchase price of $1.28 per share, and (ii) pre-funded warrants, (“December Pre-Funded Warrants”), to purchase up to 1,656,250 Ordinary shares, at a purchase price of $1.28, less $0.001 per December Pre-Funded Warrant which were immediately exercised). In addition, pursuant to the December Purchase Agreement, the Company issued warrants to the institutional investor to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise price of $1.28 per share (“Private Warrants”). The aggregate proceeds received by the Company from the December Offering were approximately $3,424, after deducting placement agent commissions and additional offering costs which totaled in approximately $454. In addition, the Company issued the placement agent in the December Offering warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the December Offering to purchase up to 212,188 Ordinary Shares (the “December Placement Agent Warrants”). The fair value of the December Placement Agent Warrants on the issuance date was $131 and it was recorded as part of the issuance costs (see note 5).

4.	On April 1, 2024, the Company entered into a purchase agreement with two investors in a registered direct offering (the “April Offering”), pursuant to which the Company issued an aggregate of 1,339,285 of the Company’s Ordinary Shares at a purchase price of $1.232 per share. The aggregate proceeds received by the Company from the April Offering were approximately $1,651.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL (Cont.):

5.	On June 14, 2024, the Company entered into a purchase agreement with an individual private investor in a registered direct offering (the “June Offering”), pursuant to which the Company issued (i) an aggregate of 941,541 of the Company’s Ordinary Shares at a purchase price of $1.30 per share, and (ii) pre-funded warrants, (“June Pre-Funded Warrants”), to purchase up to 1,709,760 Ordinary shares, at a purchase price of $1.30, less $0.001 per June Pre-Funded Warrant. The aggregate proceeds received by the Company from the June Offering were approximately $3,102, after deducting placement agent commissions and additional offering costs in cash which totaled in approximately $343. In addition, the Company issued the placement agent in the June Offering warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction to purchase up to 185,591 Ordinary Shares (the “June Placement Agent Warrants”). The fair value of the June Placement Agent Warrants on the issuance date was $202 and it was recorded as part of the issuance costs. (see note 5).

6.	The accompanying unaudited condensed financial statements (the “Financial Statements”) have been prepared assuming that the Company will continue as a going concern. To date, the Company is at its development stage. Therefore, the Company has suffered recurring losses from operations and negative cash flows from operations since inception. As of June 30, 2024, the Company had incurred accumulated losses of $61.8 million and expects to continue to fund its operations through certain financing, such as issuance of convertible securities, Ordinary Shares and warrants and through Israeli government grants. There is no assurance that such financing will be obtained. Our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The Financial Statements do not include any adjustments that might result from the outcome of these uncertainties.

7.	The Company offices are located in Israel. On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel declared war against Hamas and the Israeli military began to call-up reservists for an active duty. At the same time, and because of the declaration of war against Hamas, the clash between Israel and Hezbollah in Lebanon has escalated and there is a possibility that it will turn into a greater regional conflict in the future. As of the date of these financial statements, these events have had no material impact on the Company’s operations.

8.	Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such an impact may negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of preparation

The accompanying unaudited condensed financial statements have been prepared on the same basis as the annual financial statements. In the opinion of management, the financial statements reflect all normal and recurring adjustments necessary to fairly state the financial position and results of operations of the Company. The information included in this report should be read in conjunction with the financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission (“SEC”) on March 25, 2024. The year-end balance sheet data was derived from the audited financial statements as of December 31, 2023, but not all disclosures required by generally accepted accounting principles in the United States (“U.S. GAAP”) are included in this interim report.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity (including share-based compensation) and the amount of expenses. Actual results could differ from those estimates.

Impact of accounting standards to be applied in future periods

In November 2023, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The ASU’s amendments are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 3 - FINACIAL LIABILITIES AT FAIR MARKET VALUE:

	June 30, 2024	December 31, 2023

Financial liability (1)	11	11
Non-tradable warrants (2)	1,998	1,459
Total	2,009	1,470

1.	Financial liability

Financial liability to pay 7% fees on the fundings that will be received from exercises of tradable warrants. The financial liability is to be measured at fair market value through profit or loss. The financial liability fair value as of December 31, 2023, and as of June 30, 2024 is $11 in the both periods.

2.	Private Warrants

On December 26, 2023, the Company entered into the December Purchase Agreement (Note 1 and Note 5), pursuant to which it issued unregistered warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share. The Private Warrants were exercisable immediately upon issuance and will expire three and a half years following their issuance. The Private Warrants include cashless exercise mechanism, according to the terms specified in the agreement. The Private Warrants may create obligation to transfer cash to the investors at fundamental transactions according to fair value of the Black-Scholes model that includes various inputs. Therefore, the Company assesses the Private Warrants as financial liability instruments that are measured at fair value and recognized financial expenses or income through profit and loss.

The Private Warrants fair value as of the issuance date and December 31, 2023, were $1,750 and $1,459 respectively. The warrants fair value as of the June 30, 2024, was $1,998.

The key inputs that were used in the Private Warrants fair value were:

	As of June 30, 2024	As of December 31, 2023
Risk-free interest rate	4.52%	4%
Expected volatility	62.23%	66.63%
Expected dividend yield of	0%	0%
Expected term of warrants	3 years	3.5 years

NOTE 4 - RELATED PARTIES

The following transactions arose with related parties:

Transactions and balances with related parties:

1.	Shareholders and other related parties’ benefits

	June 30, 2024	June 30, 2023
Salary and related expenses – officers and directors	881	907
Share based payment – officers and directors	652	712

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 4 - RELATED PARTIES (Cont.):

2.	Balances with related parties

Name	Nature of transaction	June 30, 2024	December 31, 2023
Officers	Salaries and related	(374)	(314)
Directors	Compensation for directors	(30)	(40)

NOTE 5 - SHAREHOLDERS’ EQUITY:

A. Share capital:

On April 4, 2023, the Company entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC, as sales agent, pursuant to which the Company could offer and sell, from time to time, through the sales agent, Ordinary Shares pursuant to an At-The-Market facility (“ATM”). During 2023, the Company sold 17,566 Ordinary Shares under the ATM. On October 23, 2023, the Company terminated the Sales Agreement and the associated ATM, effective immediately.

On December 26, 2023, the Company completed the December Offering, whereby the Company sold (i) 1,375,000 Ordinary Shares at a purchase price of $1.28 per share, (ii) December Pre-Funded Warrants, to purchase up to 1,656,250 Ordinary Shares, at a purchase price of $1.28, less $0.001 per December Pre-Funded Warrant, and (iii) Private Warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share (Note 3.2).

The December Pre-Funded Warrants were exercised on the same day and the day after the transaction in full in an exercise price of $0.001 per share and the Company issued 1,656,250 additional Ordinary Shares. The aggregate proceeds received by the Company from the December Offering were approximately $3,424, after deducting underwriting discounts and commissions and additional cash offering costs totaled in approximately $454.

The Company issued the placement agent in the December Offering warrants to purchase a number of shares equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the December Offering, or a warrant to purchase up to 212,188 Ordinary Shares, were issued. The December Placement Agent Warrants were substantially on the same terms as the Private Warrants issued to the investor in the December Offering, except an exercise price of $1.60 per share. The December Placement Agent Warrants were exercisable immediately upon issuance and will expire five years following their issuance.

The Company accounts for the December Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the December Placement Agent Warrants on the issuance date was $131. Those cash and non-cash issuance costs were accounted proportionally to issuance expenses and decrease of additional paid in capital, according to the ratio of the liability versus equity in the December Offering.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHAREHOLDERS’ EQUITY (Cont.):

During the year ended December 31, 2023, the Company issued an aggregate amount of 1,226,448 Ordinary Shares in connection with vested RSUs and an additional 37,972 Ordinary Shares in connection with option exercises.

On April 1, 2024, the Company completed its April Offering, whereby the Company sold 1,339,285 Ordinary Shares at a purchase price of $1.232 per share. The aggregate proceeds received by the Company from the April Offering were approximately $1,651.

On May 20, 2024, the Company issued 220,000 Warrants Shares to a service provider, at an exercise price of $2.25 per share. the warrants are immediately exercisable and will be expired following six months from the Initial issuance Date. The Company accounting treatment for those warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the warrants at the issuance date was $56.

On June 14, 2024, the Company completed its June Offering, whereby the Company sold (i) 941,541 Ordinary Shares at a purchase price of $1.30 per share, and (ii) June Pre-Funded Warrants to purchase up to 1,709,760 Ordinary Shares, at a purchase price of $1.30, less $0.001 per June Pre-Funded Warrant. Each June Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The June Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the June Pre-Funded Warrants are exercised in full. As of June 30, 2024 none of the June Pre-Funded warrants were exercised.

The aggregate proceeds received by the Company from the June Offering were approximately $3,102, after deducting underwriting discounts and commissions and additional cash offering costs totaled in approximately $343.

The Company issued the June Placement Agent in the agreement warrants equal to a total of 7.0% of the aggregate number of Ordinary Shares sold in the transaction. A total to 185,591 warrants to purchase up to 185,591 Ordinary Shares were issued. The June Placement Agent Warrants were at an exercise price of $1.56 per share. The June Placement Agent Warrants were exercisable immediately upon issuance and will expire four years following their issuance.

The Company accounting treatment for the June Placement Agent Warrants as equity-classified instruments (as part of additional paid in capital), based on an assessment of ASC 718. The fair value of the June Placement Agent Warrants at the issuance date was $202.

The cash and non-cash issuance costs were recorded against additional paid in capital, due to the classification of the ordinary shares and the June Pre-Funded Warrants as equity in the June Offering.

On June 30, 2024, the Company issued 45,000 ordinary shares to an advisor in connection with consulting service agreement.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHAREHOLDERS’ EQUITY (Cont.):

B.	Warrants reserves - Composition and movements:

1.	The following table reconciles the movement in warrants outstanding at the beginning and end of the period:

	Number of Warrants	Weighted-average exercise price	Weighted average remaining contractual term (in years)	Aggregate value USD
Balance as of December 31, 2023	3,333,283	5.47	1.83	4,799,470
Issuance of warrants	220,000	2.25	0.5	56,209
Issuance of - Pre-Funded Warrants	1,709,760	0.001	-	2,220,978
Issuance of Placement Agent Warrants	185,591	1.56	4	202,127
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance as of June 30, 2024	5,448,634			7,278,784

2.	The following table summarizes information about the Company’s outstanding warrants as of June 30, 2024.

Exercise Price	Warrants outstanding as of June 30, 2024	Expiration date	Aggregate Intrinsic value
5.5	1,640,455	15/07/2026	2,214,614
5.5	1,057,350	15/07/2024	1,691,760
5.5	277,835	15/07/2025	497,533
6.875	145,455	15/01/2027	264,008
1.6	212,188	28/12/2028	131,555
2.25	220,000	20/11/2024	56,209
1.56	185,591	14/06/2027	202,127
0.001	1,709,760	-	2,220,978
	5,448,634		7,278,784

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 5 - SHAREHOLDERS’ EQUITY (Cont.):

C.	Loss per share:

Loss per share has been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and profit for the period as follows:

	Year ended June 30, 2024	Year ended June 30, 2023

Loss for the period	6,240	6,184
Total number of Ordinary Shares	18,438,917	11,993,299
Weighted average number of Ordinary Shares	16,628,582	11,692,017
Basic and diluted loss per share	(0.38)	(0.53)

NOTE 6 - SHARE BASED COMPENSATION:

In December 2019, the Company established a share option plan (the “Plan”). As of June 30, 2023, a total of 505,473 options to purchase Ordinary Shares have been granted to employees, consultants and directors under the Plan, and a total of 3,707,542 RSUs have been granted to employees, consultants and directors under the Plan, of which 2,550,166 RSUs are fully vested as of June 30, 2023.

On January 22, 2024, the Company’s board of directors approved a grant of 320,000 RSUs to employees and a grant of options to purchase 80,000 shares to consultants. The RSUs represents the right to receive Ordinary Shares at a future time, 250,000 of which vest over a period of three years, with a one-year cliff period and 70,000 vesting immediately on the grant date. 10,000 of the options were vested immediately on the grant date, 25,000 option vest over a period of three years and 45,000 option vests over a period of one year and nine months. The RSUs designated to employees were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

On February 5, 2024, the Company’s board of directors approved a grant of 2,277,000 RSUs to officers, a grant of options to purchase 30,000 Ordinary Shares and 90,000 RSUs to directors. The RSUs and options represents the right to receive Ordinary Shares at a future time and vest over a period of three years, with a one-year cliff. The RSUs designated to employees and directors were granted under Section 102 of the Israeli Tax Ordinance, which enables the employee to pay a 25% capital gain tax upon exercise.

The fair market value of all granted options was estimated by using the Black-Scholes model, aimed at modelling the value of the Company’s assets over time. The simulation approach was designed to take into account the terms and conditions of the share options, as well as the capital structure of the Company and the volatility of its assets, on the date of grant based on certain assumptions. Those conditions are, among others:

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 - SHARE BASED COMPENSATION (Cont.):

The valuation was completed by the company based on the following assumptions:

(i)	Risk-free interest rate 4.11%

(ii)	The expected volatility is 63.23%;

(iii)	The dividend rate 0%; and

(iv)	Expected term – 0-3 years.

During the six months ended June 30, 2024, the Company recorded share-based payment expenses in the amount of $972.

The options to services providers and advisers outstanding as of June 30, 2024, as follows:

	Six months ended June 30, 2024
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	105,111	4.085
Granted	80,000	3.77
Exercised	-
Forfeited	-
Outstanding as of June 30, 2024	185,111	4.03
Exercisable options	113,724
Share-based payment expenses	$37

The RSUs to services providers and advisers outstanding as of June 30, 2024, as follows:

Number of RSUs

Outstanding at beginning of year	7,433
Granted	-
Vested	5,835
Outstanding as of June 30, 2024	1,598
Vested as of June 30, 2024	30,902
Share-based payment expenses	$1

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 6 - SHARE BASED COMPENSATION (Cont.):

The options to employees and directors outstanding as of June 30, 2024, as follows:

	Six months ended June 30, 2024
	Number of options	Weighted average Exercise price NIS

Outstanding at beginning of year	357,689	0.37
Granted	30,000	3.64
Exercised	19,048	0.37
Outstanding as of June 30, 2024	368,641	1.56
Exercisable options as of June 30, 2024	338,641	1.38
Share-based payment expenses	$6

The RSUs to employees and directors outstanding as of June 30, 2024, as follows:

Number of RSUs

Outstanding at beginning of year	445,140
Granted	2,687,000
Forfeited	(6,251)
Vested	(445,056)
Outstanding as of June 30, 2024	2,680,833
Vested as of June 30, 2024	3,542,245
Share-based payment expenses	$928

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

A.	Royalties to the IIA

In September 2019, the Israel Innovation Authority (“IIA”) approved an application that supports upgrading the Company’s manufacturing capabilities for an aggregate budget of NIS 4,880,603 (approximately $1,500,000). The IIA committed to fund 60% of the approved budget. Eventually the project budget concluded in the aggregate amount of NIS 4,623,142 (approximately $1,333) The program is for the period beginning October 2019 through November 2020 and the Company received total funds in the amount of NIS 2,773,885 (approximately $800) from the IIA.

According to the agreements with the IIA, the Company will pay royalties of 3% to 3.5% of future sales up to an amount equal to the accumulated grant received with the annual interest on such royalties the 12-month secured overnight financing rate (“SOFR”) of the Federal Reserve or an alternative rate published by the Bank of Israel plus 0.71513% for grants approved prior to January 1, 2024. For grants approved after January 1, 2024, the annual interest rate is the higher of the 12-month SOFR rate plus 1% or a fixed annual interest rate of 4%. Repayment of the grant is contingent upon the successful completion of the Company’s research and development (“R&D”) programs and generating sales. The Company has no obligation to repay these grants if the R&D programs fail, are unsuccessful or aborted or if no sales are generated. The Company had not generated sales as of June 30, 2024; therefore, no liability was recorded in these unaudited interim condensed Financial Statements. IIA grants are recorded as a reduction of R&D expenses, net.

During October 2023, the IIA has approved a support of another development project of the Company at an aggregate budget of NIS 3,850,869 (approximately $1,062). The IIA committed to fund 40% of the approved budget.

As of June 30, 2024, the maximum obligation with respect to the grants received from the IIA, contingent upon entitled future sales, is $894. The Company has obligations regarding know-how, technology, or products, not to transfer the information, rights thereon and production rights which derive from the research and development without the IIA Research Committee approval.

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.):

B.	Lease Commitments – Operating Leases:

In August 2022, the Company entered into a lease agreement for its facilities in Ra’anana, Israel. The lease agreement is for a period of 69 months commencing September 1, 2021, and the Company began to pay lease and related expenses after completing 3 months of lease. The Company has the option to shorten the period and terminates the lease agreement after completing 45 months of rent by paying an amount of NIS 500,000, (approximately $153). This amount of reimbursement will be deducted monthly in NIS 30,000, (approximately $9) if the Company terminates the agreement after 45 months of rent. The annual lease payment, including management fees, as of June 30, 2024, is approximately NIS 69,000 ($19) per month. As security for the obligations under this lease agreement, the Company provided a bank guarantee in an amount equal to three monthly lease payments plus the Israeli value added tax and an unlimited guarantee according to the terms specified in the contract.

The right-of-use asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate based on the information available at the date of determining the present value of the lease payments. The Company’s incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

The Company has various operating leases for vehicles that expire through 2027. Below is a summary of the Company’s operating right-of-use assets and operating lease liabilities as of June 30, 2024:

	June 30, 2024	December 31, 2023
Operating lease liabilities, current	298	290
Operating lease liabilities long-term	455	588
Total operating lease liabilities	753	878

Weighted Average of Remaining Lease Term	2.93	3.33
Weighted-average discount rate - operating leases	9.34%	9.6%

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.):

Lease payments for the Company’s right-of-use assets over the remaining lease periods as of June 30, 2024, are as follows:

June 30, 2024
2024	176
2025	302
2026	232
2027	143
Total undiscounted lease payment	853
Less: Interest*	(100)
Present value of lease liabilities	753

*	Future lease payments were discounted by 7.98%-15.04% interest rate.

C.	Legal Claims

In the normal course of business, various legal claims and other contingent matters may arise. Management believes that any liability that may arise from such matters would not have a material adverse effect on the Company’s results of operations or financial condition as of and for the six month period ended June 30, 2024.

On December 12, 2021, the Company terminated its employment agreement with Dr. Udi Nussinovitch, one of its founders who served as the Company’s Chief Scientific Officer since March 2018. On February 24, 2022, the Company sued Mr. Nussinovitch for breach good faith and his fiduciary duties as a shareholder and former officer of the Company. On November 9, 2022, the Company received notice of a complaint filed by Mr. Nussinovitch, as well as a complaint filed with the regional labor court in Tel Aviv, Israel on November 8, 2022. Mr. Nussinovitch has alleged certain deficiencies in the Company’s Extraordinary General Meeting of Shareholders held on Friday, December 17, 2021, resulting from his status as a minority shareholder. In addition, with respect to the labor dispute, Mr. Nussinovitch is seeking renumeration and the issuance of Ordinary Shares. A partial hearing was held in the regional labor court on July 19, 2023, and the parties were required by the court to file their positions on a stay of the proceeding pending the decision on the case initiated by the Plaintiff in the District Court.

A pre-trial hearing was held in the district court on January 21, 2024. During the hearing, the court suggested that the parties consider the possibility of resolving the case through an out-of-court arrangement or mediation. The parties agreed to a mediation process.

As of the date of these Financial Statement, the Company believes that the claims will result in no payments by the Company.

NOTE 8 - SUBSEQUENT EVENTS:

In July 2024 the Company received NIS 539,122 (approximately $149,768) from the IIA as a pre-payment of the grant as approved in relation with a development project. The grant creates an obligation with respect to the grants received from the IIA, contingent upon entitled future sales.

As of June 30, 2024, there is no impact on the financial statements.